SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                        Everest Management, LLC (offeror)
                    Everest Properties II, LLC (other person)
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                                (Filing Persons)

                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                      Everest Properties II, LLC (Manager)
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $840,000(1)           Amount of Filing Fee: $168(2)
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(1) Calculated as the product of the number of Original Units on which the Offer is made and the gross cash price per Original Unit.
(2)  Already paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable     Filing party:  Not Applicable
     Form or registration no.:  Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates: [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Management, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 700 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is hereby supplemented as follows:

     The Offer is extended to and will expire at 5:00 p.m., Los Angeles time, on Friday, January 9, 2004, unless the offer is extended further.

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented as follows:

     (b) Reference is hereby made to the entire text of the Letter to Unit Holders dated December 30, 2003, Exhibit 12.4 hereto, which is incorporated herein by reference.


ITEM 12. EXHIBITS.

     12.4 Letter to Unit Holders dated December 30, 2003.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2003




                                  EVEREST MANAGEMENT, LLC
                                  By: EVEREST PROPERTIES II, LLC,
                                      Manager

                                  By:  /S/ DAVID I. LESSER
                                       ---------------------
                                       David I. Lesser
                                       Executive Vice President



                                  EVEREST PROPERTIES II, LLC


                                  By: /S/ DAVID I. LESSER
                                      -------------------------
                                      David I. Lesser
                                      Executive Vice President